SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-31257

A.	Advanced Medical Optics, Inc. 401(k) Plan (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

B.	Advanced Medical Optics, Inc. 1700 E. St. Andrew Place, Santa Ana, California 92705 (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Advanced Medical Optics, Inc.

401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Advanced Medical Optics, Inc.

401(k) Plan
Index
December 31, 2003 and 2002

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Advanced Medical Optics, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Advanced Medical Optics, Inc. 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 and for the period from June 29, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California
June 24, 2004

Advanced Medical Optics, Inc.

401(k) Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$71,218,027	$51,524,534
Employer contributions receivable	2,387,344	1,024,580

Total assets	73,605,371	52,549,114
Excess contributions due to participants	(19,449)	(28,740)

Net assets available for plan benefits	$73,585,922	$52,520,374

The accompanying notes are an integral part of these financial statements.

Advanced Medical Optics, Inc.

401(k) Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2003 and the Period Ended June 29, 2002
(Inception) to December 31, 2002

	2003	2002
Additions to net assets
Investment income
Net appreciation (depreciation) in fair value of investments	$14,237,271	$(1,426,795)
Interest	111,550	59,180
Dividends	903,826	433,955

Total investment income	15,252,647	(933,660)

Contributions
Participant contributions	3,960,774	1,482,963
Employer contributions	3,931,772	1,629,215
Rollover contributions	811,677	451,165

Total contributions	8,704,223	3,563,343

Transfers from other plans	—	51,188,390

Total additions	23,956,870	53,818,073

Deductions from net assets
Benefits paid to participants	(2,887,536)	(1,293,749)
Administrative expenses	(3,786)	(3,950)

Total deductions	(2,891,322)	(1,297,699)

Net increase in assets	21,065,548	52,520,374
Net assets available for benefits
Beginning of period	52,520,374	—

End of period	$73,585,922	$52,520,374

The accompanying notes are an integral part of these financial statements.

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Advanced Medical Optics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Effective June 29, 2002, Advanced Medical Optics, Inc. (“AMO” or the “Company”) established the Plan in connection with the spin-off of the Company from Allergan, Inc. (“Allergan”). In July 2002, the Allergan, Inc. Savings and Investment Plan assets and the Allergan, Inc. Employee Stock Ownership Plan assets relating to the Company’s employees of $51,188,390 were transferred to the Plan as a result of the Company’s spin-off from Allergan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution retirement plan sponsored by the Company that qualifies as a profit sharing and deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is qualified under Sections 401 (a) and (k) of the Internal Revenue Code of 1986. Participation in the Plan is available to employees of the Company who have met certain eligibility requirements, described below.

Eligibility Eligible individuals are all United States and Puerto Rico-based payroll employees, other than:

(1)	Employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

(2)	Employees who are leased employees;

(3)	Employees who are nonregular manufacturing site transition employees; and

(4)	Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contain a waiver of participation in the Plan, regardless of such individual’s employment status under common law.

Plan Administration
The Plan is administered by the AMO Corporate Benefits Committee (the “Committee”). The Committee has authority, responsibility and control over the management of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are currently employees of the Company. UMB Bank, N.A. served as trustee of the Plan from June 29, 2002 to October 15, 2003. Effective October 16, 2003, J.P.Morgan/American Century (“Trustee”) serves as trustee of the Plan assets and J. P. Morgan/American Century (“Record Keeper”) provides record keeping services for the Plan.

Contributions
The Plan allows tax deferred contributions intended to qualify under the applicable laws of the United States Internal Revenue Code (“IRC”). Eligible participants may voluntarily elect to contribute pre-tax and/or after-tax contributions up to 50% of their eligible annual compensation within certain limitations. Before-tax dollars are limited to the lesser of 20% of defined compensation or $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively, under provisions 401(k) and 402(g) of the IRC. The Company matches the first 8%

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

of the participant’s annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar.

The Plan includes a profit sharing feature. At the end of each plan year, an annual profit sharing contribution is allocated to the accounts of all eligible employees. Employees are eligible if employed as of the last day of the Plan year, which is December 31st; or, if employment terminates during the Plan year because of disability, death or retirement at age 65 or older. The profit sharing contribution formula is weighted, based on age, credited service and pay as of the last day of the Plan year.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting
Participant contributions plus actual earnings thereon are fully vested at all times. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant vests 100% in Company matching contributions after three years of credited service. A participant vests in profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. On termination of service due to death, disability or attainment of normal retirement age (65) or if a change in control as described in the Plan document occurs, a participant shall become fully vested in the Company’s matching and profit sharing contribution.

Investment Options At December 31, 2003, a participant may direct contributions in any of the following investment options:

Collective Trust Funds American Century Stable Asset Fund – Funds are invested in a diversified portfolio of high-quality investments issued by major financial institutions.

Mutual Funds American Century Strategic Allocation Fund: Conservative – Funds are invested in a diversified mix of stocks, bonds and money market instruments.

American Century Strategic Allocation Fund: Moderate – Funds are invested in a diversified mix of stocks, bonds and money market instruments.

American Century Strategic Allocation Fund: Aggressive – Funds are invested in a diversified mix of stocks, bonds and money market instruments.

American Century Ultra Fund – Funds are invested in larger U.S. companies with market capitalization in excess of $5 billion.

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

American Century Small Cap Value Fund – Funds are invested in equity securities of companies with smaller market capitalizations that fund management believes to be undervalued at the time of purchase.

American Funds EuroPacific Growth Fund – Funds are invested in securities of issuers located in Europe and the Pacific Basin.

Barclays Global Investors S&P 500 Fund – Funds are invested in large and medium capitalization U.S. companies included in the Standard & Poor’s 500 Index.

Dodge & Cox Stock Fund – Funds are invested in equity securities of companies that fund management believes to be undervalued at the time of purchase but have a favorable outlook for long-term growth.

Franklin Small-Mid Cap Growth Fund – Funds are invested in equity securities of small to medium companies that have market capitalizations not exceeding $8.5 billion at the time of investment.

Common Stock Funds AMO Stock Fund – Funds are invested primarily in Company common stock.

Allergan Stock Fund – Funds are invested primarily in Allergan common stock. Effective with the inception of the Plan, participants may no longer elect that contributions or dividends be invested in the fund, nor may they transfer any existing account balances into the fund.

Bond Fund PIMCO Total Return Fund – Funds are invested primarily in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

Self Managed Funds Brokerage Account Option Fund – This is a brokerage option that allows participants to invest in a variety of mutual funds, publicly traded stocks and fixed-income securities.

Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds. Each participant’s account is charged for the participant’s withdrawals and credited for the participant’s contributions, Company contributions and allocation of fund earnings and losses. The earnings or losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of the Company and Allergan which is allocated based upon the number of shares held in the individual accounts of participants.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 591/2, permanent and total disability, or death. A participant may elect to receive either a lump-sum amount equal to the value of his or her account, periodic installments or transfer the balance in his or her account to another qualified plan. Vested accounts of $5,000 or less have the option of being paid in a lump-sum amount or a direct rollover.

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Prior to age 59 1/2, employee before-tax contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee after-tax contributions and employer contributions. Hardship is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment. Participants may withdraw employee after-tax contributions during employment.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at prime plus 1% as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest are paid through payroll deductions each pay period.

Administrative Expenses
Certain expenses incurred in the administration and operation of the Plan are paid from the assets of the Plan. During the year ended December 31, 2003 and the period ended December 31, 2002, administrative expenses of approximately $33,000 and $28,000, respectively, were paid by the Company on behalf of the Plan.

Forfeitures
A participant’s nonvested balance is forfeited at the time of termination of employment. Forfeitures are used by the Company to offset future contribution requirements. At December 31, 2003 and 2002, unallocated forfeitures totaled $19,131 and $17,081, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition
Investments are stated at fair value. Investments in common stock are valued based on quotations obtained from the New York Stock Exchange. Investments in mutual funds are valued based on quotations obtained from the National Association of Security Dealers Automated Quotations (NASDAQ). Investments in collective trust funds are valued based on the net asset value reported by the fund. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Payment of Benefits Benefits to participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

Investments representing 5% or more of the Plan’s net assets are summarized as follows:

2003
AMO Common Stock	$7,280,688
Stable Asset Fund	14,732,495
Dodge & Cox Stock Fund	5,587,085
Allergan, Inc. Common Stock	23,981,283
American Century Ultra Fund	3,751,774
American Century Strategic Allocation Moderate Fund	4,256,816

2002
Allergan, Inc. Common Stock	$24,473,705
American Century Stable Asset Fund	10,741,215
American Century Income and Growth Fund	3,864,351

For the year ended December 31, 2003 and for the period from June 29, 2002 (Inception) to December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value by $14,237,271 and ($1,426,795), respectively, as follows:

Advanced Medical Optics, Inc.

401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

	2003	2002
Common stock	$9,730,052	$(759,979)
Mutual funds	4,504,903	(666,344)
Collective trust funds	2,316	(472)

	$14,237,271	$(1,426,795)

4.	Distribution Priorities upon Termination of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right under the Plan to reduce, suspend or discontinue the Plan. Upon termination of the Plan by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

5.	Tax Status of the Plan

The Company received a favorable determination letter on April 14, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Related Parties

At December 31, 2003 and 2002, the Plan held units of participation in certain collective trusts and mutual funds of the Trustee and the Record Keeper and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Advanced Medical Optics, Inc.

401(k) Plan
EIN: 33-0986820 PN: 001
Schedule H – line 4i – Schedule of Assets (Held at End of Year)**
December 31, 2003

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost**	Value
*	American Century	Stable Asset Fund	$ —	$14,732,495
*	American Century	Strategic Allocation: Conservative Fund		259,383
*	American Century	Strategic Allocation: Moderate Fund		4,256,816
*	American Century	Strategic Allocation: Aggressive Fund		616,219
	Pimco	Total Return Fund		140,345
*	American Century	Small Cap Value Fund		2,261,433
*	American Century	Ultra Fund		3,751,774
	Dodge & Cox	Stock Fund		5,587,085
	Barclay’s Global Investors	S&P 500 Fund		1,173,176
	American Funds	Euro Pacific Growth Fund		2,761,393
	Franklin	Small-Mid Cap Growth — Fund A		2,256,738
*	Advanced Medical Optics, Inc.	369,708 shares of common stock		7,280,688
	Allergan, Inc.	312,139 shares of common stock		23,981,283
*	American Century	Brokerage		436,724
*	Participant loans	Varying maturity dates with interest rates ranging from 5.25% to 10.50%		1,722,475

				$71,218,027

*	Party-in-interest for which a statutory exemption exists.

**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

ADVANCED MEDICAL OPTICS, INC. 401(k) PLAN

Dated: June 24, 2004	By:	/s/ DIANE BIAGIANTI

Diane Biagianti
Member of the Corporate Benefits Committee

Exhibit Index

Exhibits	Description
Exhibit 23	Consent of PriceWaterhouseCoopers LLP